November 30, 2007
VIA FEDEX & EDGAR
Stephen Krikorian
Accounting Branch Chief
United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	PDF Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Forms 8-K filed on February 6, 2007, April 26, 2007, and August 1, 2007
File No. 000-31311
Dear Mr. Krikorian:
On behalf of our client, PDF Solutions, Inc. (the “Company”), we have set forth below, the Company’s responses to the Staff’s comment letter dated November 1, 2007. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response.
Form 10-K for the fiscal year ended December 31, 2006
Item 1A. Risk Factors, page 11
We face operational and financial risks...page 13
1.	We note the following risk factor disclosure: “The success of our business is subject to risks inherent in doing business internationally, including third-party vendors that provide certain software quality assurance and other services having operations in the Middle East.” Please clarify the nature of the risks posed by activities in the Middle East. More specifically, it is unclear whether you are seeking to identify a risk that you or third-party vendors may sell your products or services into U.S.-embargoed Middle Eastern countries. Tell us whether your vendor agreements contain provisions prohibiting sales of your products and services into such countries, or whether you have made other arrangements with your vendors to ensure that you do not engage in business with such countries.

In response to the Staff’s comment, the Company advises the Staff that it does not have its own operations located in the Middle East. Additionally, the Company does not have any sales of product or services into the Middle East. The Company does, however, use a contract service provider located in the Middle East (not located in a U.S. embargoed country) who a) provides quality assurance services for certain of the Company’s software products, b) provides contract integration services for certain of the Company’s software products by traveling outside of the Middle East to perform such services for the Company’s customers and c) provides ancillary software support services by phone from the Middle East to the Company’s customers located outside the Middle East. The vendor agreement associated with this contract service provider does not include any right to sell any Company products or services. In further effort to mitigate disruption to our business, the Company has a second source vendor, located outside of the Middle East (in a non US embargoed country) who it may utilize for these efforts. The reseller agreements that are in place to distribute the Company’s products are limited to selling such products to territories in non US embargoed countries.

The Company will modify the risk factor disclosure identified by the Staff in its future filings to clarify the specific risks associated with its Middle East service provider’s operations.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24
Results of Operations, page 30
2.	In your discussion of the results of operations, you sometimes refer to two or more sources as components that contributed to a material change. For example, your disclosure states that the increase in software licenses revenue of $1.5 million for the year ended December 31, 2006 compared to the year ended December 31, 2005 was due to greater adoption of your software applications by new and existing customers and the addition of new software offerings as a result of the acquisition of Si Automation in October 2006. Tell us what consideration you gave to quantifying the amount of the change that was due to each of the factors or events that you identify pursuant to Section III.D of SEC Release 34-48960.

The Company respectfully draws the Staff’s attention to the fact that in its discussion of the results of operations, where there are multiple factors contributing to a material change, it has generally identified which of those factors is the primary driver and which contributed to a lesser extent. In the sample given by the Staff, the Company supplementally advises the Staff that it believes that the primary driver was higher sales of software applications to customers, and to a lesser extent the addition of new software offerings resulting from the acquisition of Si Automation. The Company, however, has begun to integrate its technologies with those of the acquired company, resulting in commingled revenues and costs, which makes this disclosure less certain and more difficult to include. Nevertheless, in future filings, the Company will make a concerted effort to identify and quantify the primary drivers among multiple factors contributing to material changes in its results of operations.

3.	Please clarify the key indicators of financial condition and operating performance that management relies upon when analyzing the financial results of the Company. In this respect, we note your disclosure on page 25 which discusses the booking rates for design-to-silicon-yield solution arrangements. We further note your discussion of gain share revenue which focuses on wafer starts and number of contracts reaching gain share thresholds. Please clarify whether management considers the booking rates, wafer starts and number of contracts reaching gain share thresholds as key performance indicators. If so, additional disclosure which quantifies and analyzes these indicators would provide an improved understanding of your financial results. We refer you to SEC Release 33-8350 (the “Release”), Sections III.B.1 and 3 which notes that you “should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company.” Please indicate to the staff how you intend to comply with the Release.

The Company respectfully acknowledges that the number of material yield improvement services (please note that yield improvement services is used herein to describe referenced integrated solutions revenue derived from fixed fee arrangements in response to question #5)

contracts booked and the number of contracts contributing to gain share during a fiscal period are key indicators of the Company’s financial condition and operating performance.

The Company does not, however, consider a specific “wafer starts” datapoint, for any given fiscal period, to be a key indicator of the Company’s financial condition and operating performance. Wafer starts suggest the health of a specific customer’s business and are sometimes indicative of why the Company’s gain share revenue may have trended upwards or downwards. Gain share revenues are the result of customers using the Company’s technology and achieving certain performance milestones at the end of the service period. Gain share is calculated using unique computational formulas that vary greatly from one customer to another and depend upon multiple factors that include, for example, efficiency levels in the customer’s fabrication facility; the number of good wafers produced and related fees for each good wafer, or customer performance against established baseline metrics for a predetermined period of time. Given that all such contracts are unique, gain share wafer fees can vary significantly on a contract by contract basis. It is quite possible to have an increase in total wafer starts across the customer base yet have a decline in overall gain share revenue due to the overall contract mix and varying fees within such contracts. As a result, wafer starts are not a datapoint that is tracked by management on a global basis; but rather on specific contract agreements. Therefore, the Company believes that further disclosure with regards to wafer starts would not provide improved understanding of its financial results because it does not directly influence the Company’s gain share revenue and is only a view of a defined and limited customer base.

As such, the Company proposes to revise its disclosures in the future filings to include the number of material yield improvement services contracts booked, the number of contracts contributing to gain share and other key indicators, as applicable, which occurred during a reporting period. The Company will also provide additional disclosure to further analyze these key indicators in order to provide a better understanding of its financial results.
Item 9A. Controls and Procedures, page 38
4.	It appears that your filing does not contain the conclusions of your principal executive and financial officers regarding the effectiveness of the company’s disclosure controls and procedures as of the end of the period covered by the report. In this regard, we note that the certifications of your CEO and CFO filed as Exhibits 31.01 and 31.02 indicate that such conclusions are presented in the report. Please revise your filing to include the disclosure required by Item 307 of Regulation S-K.

The Company respectfully acknowledges that the report did not include the conclusions of its principal executive and financial officer regarding the effectiveness of the Company’s disclosure controls and procedures for the period ended December 31, 2006. It was unintentionally omitted in the report; however management’s conclusion on disclosure controls was properly disclosed in the quarterly reports issued in 2006 and 2007 without exception. In addition, the Company notes that management’s conclusion as to the Company’s overall internal controls was included in the report for the period ended December 31, 2006. The Company supplementally confirms to the Staff that the disclosure controls and procedures as defined under Rule 13a-15((e) and 15d-15(e)) of the Securities and Exchange Commission were effective as of December 31, 2006. Such conclusion will be appropriately disclosed in the Company’s future filings.

Consolidated Statements of Operations, page F-4
5.	Your disclosure on page F-10 states that you classify the services from your software license arrangements (i.e., maintenance, consulting, installation and training) in the Integrated Solutions financial statement caption. Please clarify why you believe it is appropriate to include such services in this caption as the revenue generated from your integrated solutions under contract accounting arrangements contains both products and services and how your current presentation complies with Rule 5-03(l) cf Regulation S-X. Please tell us how you considered presenting the revenue generated from your contract accounting arrangements as a separate caption from your other products and services revenue.

In order to assist the Staff to further understand the Company’s revenue streams included within the Integrated Solutions financial statement caption, the Company has outlined below services provided within yield improvement contracts and other services which are classified within the Integrated Solutions financial statement caption.
a) The Company generates a significant portion of its revenues from fixed-price services contracts (yield improvement services) delivered over a period of approximately 12 to 24 months. During this service period, the Company delivers a Characterization Vehicle Infrastructure (“CVi”, as defined on the bottom of page 5 of the Company’s Form 10-K), which includes three proprietary components (1) CV Test Chips (“CV’s”) as defined on page 5, (2) pdCV Analysis Software (“pdCV”) as defined on page 5, and (3) pdFasTest, as defined on page 6.
1) Part of the Company’s service offering includes the design and use of CV’s to help characterize the customer’s manufacturing environment. Specifically, a CV is a non-production test wafer or a test chip that contains a series of “design of experiments” embedded within the design to capture data as wafers are being manufactured. The Company provides its customers the layout design for the CV’s in a form of a data file. The customer then manufactures the CV’s based on the Company’s design layout. Delivery of the data file is analogous to delivery of a design blueprint by an architect. The CV’s produced by the customer are used solely to (1) simulate and test different attributes of the designed wafer and manufacturing process and (2) simulate how an actual product wafer may yield in a unique production environment. Data, specific to the customer’s manufacturing environment, is captured by running such CV’s through the customer’s manufacturing process. Such data, which is extracted from the CV’s using pdCV software, is then analyzed by the Company’s engineers, in collaboration with the customer, to improve the customer’s manufacturing efficiency (i.e. manufacturing yields).
2) pdCV is a proprietary software used by Company engineers solely to extract process data from the CV’s, thereby enabling engineers to model the characteristics of the manufacturing process and ultimately to improve the efficiency of the process. pdCV is not sold separately. It cannot be used in any other environment and it cannot be used with test chips developed by other companies. pdCV is useless to the customer without a CV. It is also not essential to the consulting services or to the functionality of the CV. For accounting purposes, pdCV has been deemed to be incidental to the services.
3) pdFasTest is proprietary hardware used to test the CV’s. Like pdCV, this hardware is not essential to the consulting services or to the functionality of pdCV. It is used to minimize the testing bottleneck within the manufacturing process, thereby improving the efficiency of the process.

The Company considers these arrangements as non-software deliverable services and has accounted for them in conformity with SOP 81-1 (refer to Company’s response to comment #8 for basis of its conclusions). They are included in the Integrated Solutions financial statement caption.
b) On occasion, the Company also licenses other software products (not pdCV) as a deliverable within its fixed-price service contracts discussed in a) above. Other software deliverables, including Yield Ramp Simulator, Circuit Surfer, dataPower and Maestria are defined on page 6 of the Form 10-K. These software products are considered more than incidental software, and the Company has accounted for these arrangements in conformity with SOP 81-1 pursuant to paragraph 74 of SOP 97-2 as there is significant software modification and services. The Company has included these arrangements in the Integrated Solutions financial statement caption and represent 1%, 6% and 9% of total revenues for fiscal years 2006, 2005 and 2004, respectively.
c) In addition, the Company has included within the Integrated Solutions financial statement caption, bundled arrangements (other software products and PCS sold without yield improvement services) when VSOE of fair value does not exist for PCS. These arrangements are recognized ratably over the PCS period and represent 1%, 0% and 0% of total revenues for fiscal 2006, 2005 and 2004, respectively.
d) Other revenue recorded within the Integrated Solutions financial statement caption includes other services (PCS, consulting, installation and training).
To summarize, under the current caption of “Integrated Solutions”, such amounts are meant to reflect all service revenues. Such amounts include service revenues derived from yield improvement services, PCS, software consulting services, installation services and training services. The Company’s yield improvement services under contract accounting arrangements represent services delivered to the customer. For such services, the Company leaves behind only the CVi following the yield improvement service. Consequently, the Company views such arrangements as service offerings.

Under the caption “Software Licenses”, such amounts are meant to reflect the license of software products sold without yield improvement services. In prior years, Software Licenses revenue have represented over 10% of total revenues. As such, the Company has separately disclosed such amounts in accordance with rule 5.03 of regulation S-X.

In future filings, the Company will change the caption from “Integrated Solutions” to “Services” to further clarify the nature of the revenue distinction.

6.	Please explain your methodology and basis for separating the gain share fees from the integrated solution revenue caption within your statement of operations. In this respect, it appears that the gain share provisions are included in your integrated solution arrangements. Explain how you have established fair value of the gain share fees in order to allocate the -fees for statement of operations presentation purposes.

When the Company enters into a contract to provide yield improvement services, it usually includes a fixed fee for performance by the Company of services delivered over a specific period of time and a gain share component where the customer may pay a variable fee after the fixed fee period has ended, depending upon customer performance utilizing the Company’s technology. The fixed fee is considered the total value of the contract (TOV) for revenue recognition purposes, as it is the only fee the customer has committed to pay and is not contingent upon attaining gain share provisions. Gain share periods are subsequent to the delivery of all contractual services and therefore have no cost to the Company.

Gain share provisions call for quarterly measurements and computations of the variable fees to be earned. Further, due to the subjectivity of such computations the Company requires a formal acknowledgement of the gain share fees earned during the period. Gain share amounts can fluctuate from quarter to quarter within a specific contract due to many factors including changes in the customer yield, wafer volumes, etc. Thus, the Company recognizes such fees as incremental contract value when acknowledged by the customer.

Given the importance of gain share as a measure of the Company’s success in delivering value to its customers, and the variability associated with such fees, the Company believes that it properly presents gain share revenues on its statement of operations as a separate line item. In addition, gain share is a 100% margin item as there are no additional costs as noted above. Thus, not adding such amounts within the reported service revenue is more meaningful when evaluating the Company’s gross margins for its services. As such, the Company believes presenting gain share as a separate line item provides more transparency to the readers.
Notes to Consolidated Financial Statements
Note 1. Business and Significant Accounting Policies
Revenue Recognition, page F-9
7.	We note your disclosure which states, “[o]n occasion, the Company has licensed its software products as a component of its fixed price integrated solutions implementations.” Your disclosure further indicates that you account for the software license and related services as a separate unit of accounting in your integrated solutions arrangements. Please clarify the following comments with respect to your disclosure:
•	Since your integrated solutions arrangements qualify for contract accounting, please clarify why you do not account for the entire arrangement fee in conformity with SOP 81-1 pursuant to paragraph 74 of SOP 97-2. In this respect, please clarify why you believe it is appropriate to allocate arrangement fee to the software license and related service elements and account for this portion of the arrangement separately from the contract accounting portion of the arrangement In addition, please clarify whether you have established VSOE of fair value of the software elements in order to separate these elements from the other elements in the arrangement.

As discussed in the Company’s response to comment #5, the Company supplementally advises the Staff that it historically has not accounted for software licenses and related services as a separate unit of accounting when it has licensed its software products as part of its fixed fee yield improvement services arrangements, and the Company did not intend to imply otherwise in its disclosure.

As discussed in the Company’s response to comment #5, occasionally the Company licensed its software in conjunction with a yield improvement services arrangement and did not allocate fees to software license, and related services and training. Rather, in such cases, the Company included in the TOV fixed fee engagement fees, software licenses, related services and accounted for the entire arrangement fee in conformity to SOP 81-1 pursuant to paragraph 74 of SOP 97-2 with the exception of PCS, to the extent that VSOE was established, which was accounted for separately in accordance with TPA 5100.49. As discussed in the Company’s response to comment #5, such arrangements represent 1%, 6%, and 9% of total revenues for fiscal years 2006, 2005 and 2004 respectively.

•	If you determine that you cannot separate the software elements from the contract accounting portion of the arrangement, please clarify your accounting policy for arrangements that you are not able to establish VSOE of PCS.

As noted above the Company does not separate out elements other than PCS. In the limited cases which the Company does not have VSOE for PCS, the Company has accounted for the contract as the lesser of ratably over the term of the service agreement or percentage of completion. The Company has noted that its disclosure does not appropriately address its accounting policy and will amend such disclosure in future filings.

•	Your disclosure on page 4 indicates that your solutions contain proprietary software more frequently than “on occasion.” Please clarify the nature of the software products that you are referring to on page F-9 and how it relates to the proprietary software that is disclosed on page 4. through 6 (such as the software contained in your characterization vehicle infrastructure design-for-manufacturability solutions).

As the Staff noted, on page 4 of the Company’s Form 10-K, it states “our solutions consist of integration services, proprietary software and other technologies designed to address our customers’ specific manufacturing or design issues”. When delivering services to its customers, the Company grants a license of certain technology, which includes proprietary hardware and incidental proprietary software (pdCV software). Please refer to the Company’s response to comment #5 for further discussion relating to the pdCV.

The Company’s yield improvement services include Manufacturing Process Solutions, which focus on process improvement, and Design-for-Manufacturability Solutions, which focus on chip design, and which solutions are further described on pages 4 and 5 of the Company’s Form 10-K. Both solutions typically include the development and delivery of the Company’s CVi, which includes pdCV. The CVi is described on page 5 and the first paragraph of page 6 of the Company’s Form 10-K and is discussed in the Company’s response to comment #5.

If the Company’s contracts include the licensing of more than incidental software (other software products) it is accounted for as described earlier in the response to comment #5. These circumstances occur only occasionally as disclosed on page F-9. The Company’s other software products that could be sold separately and are only “occasionally” licensed (as stated on page F-9) with services are Yield Ramp Simulator, Circuit Surfer, dataPower and Maestria, as defined on page 6. These applications are considered more than incidental software applications. Such arrangements which bundle the Company’s services with other software products noted herein are accounted for in conformity with SOP 81-1 pursuant to paragraph 74 of SOP 97-2. Please refer to the Company’s response to comment #5 for further discussion relating software products.

In addition, the Company wishes to clarify that its reference to the pDfx environment, also described on page 6, is only offered in a services format.
8.	Your disclosure here and on page 4 indicates that you may have solutions that do not contain a software element. For example, it does not appear that your manufacturing process solution contains a software element. If this is correct, explain how you have determined that the: a arrangements are in the scope of SOP 81-1, as opposed to SAB Topic 1.3. Please clarify how you have evaluated paragraphs 11 through 15 when determining that such arrangements are in the scope of SOP 81-1.

The Company supplementally advises the Staff that every yield improvement services engagement includes incidental software (pdCV), as described previously in the reply to comment #5 and #7 (last paragraph), and the Company will modify its disclosure accordingly in future filings. The Company respectfully advises the Staff that the opening paragraph of Manufacturing Process Solutions on page 4, is a description of the Company’s customer’s environment. The descriptions that follow on page 5, reflect the services that the Company offers to address their business environment challenges.

Moreover, as noted in the Company’s response to comment #5, the majority of the services contracts contain incidental proprietary software. As such, the Company has considered the provisions of SOP 81-1, including footnote 1 and paragraphs 11 through 15, in establishing its policy for recognizing revenue for fixed-priced contracts that provide for highly complex yield improvement services under the percentage of completion method of accounting. These contracts require Company personnel to analyze the customer’s manufacturing process to design, modify, or customize the Company’s proprietary technology (characterization vehicle test chips) in order to implement and integrate its technology within its client’s manufacturing process in accordance with the specifications provided by its clients. The Company believes that its contracts meet the criteria set forth in paragraph 11 of SOP 81-1, which states that SOP 81-1 “applies to accounting for performance of contracts for which specifications are provided for by the customer for construction of facilities or the production of goods or the provision of related services.” The Company believes its services are analogous to “Contracts for services performed by architects, engineers, or architectural or engineering design firms”, which is cited as an example of contracts covered by SOP 81-1. Moreover, the Company believes that its yield improvement services contracts do not fall under the definition of contracts not covered by SOP 81-1 that are described in paragraph 14 because the Company’s services are not produced in a standard manufacturing environment and the yield improvement services it delivers are unique to each customer rather than a homogeneous product.

The Company does not incur costs for delivering its services with regards to its yield improvement services implementations ratably throughout the contract period, and as such, the Company relies on the cost-to-cost percentage of completion method to compute the amount of revenue that should be recognized to date pursuant to SOP 81-1, paragraph 81. Additionally, such contract agreements do not call for acceptance from the customer prior to billing for Company services.

The contracts between the Company and its customers consist of specific project agreements under legally enforceable master service agreements. The duration of the consulting services provided varies depending upon the size and complexity of the project. The Company’s right to receive payment is governed by its ability to deliver services specified in the project agreements.

Therefore, the Company believes it has also met the criteria in paragraph 12 of SOP 81-1, which states that contracts covered by SOP 81-1 “are binding agreements between the buyers and sellers in which the seller agrees for compensation, to perform a service to the buyer’s specifications...Performance will often extend over long periods, and the sellers’ right to receive payment depends on his performance in accordance with the agreement.”
9.	Your disclosure on page 31 states that your integrated solution contracts contain gain share provisions. Please clarify whether you account for the fees received from the gain share provisions in accordance with SOP 81-1 or SAB Topic 13. Please clarify how you have evaluated paragraphs 11 through 15 when determining whether such arrangement fees are in the scope of SOP 81-1. As part of your response, please explain your policy for allocating arrangement consideration to the gain share fees and how your policy for recognizing revenue from these fees fully complies with the guidance that you are applying. Clarify how you have evaluated whether the revenue generated from the integrated solutions fees (not including the gain share fees) are contingent on your customers reaching the defined operational levels.

All gain share provisions are contained within yield improvement services contracts. The Company’s reply to comment #8 explains why it believes that its yield improvement services contracts fall within the scope of SOP 81-1. The Company’s yield improvement services fixed fee contracts that include a gain share component are most analogous to a “fixed-price contract providing for performance incentives” as defined in Appendix B of SOP 81-1. As such, the Company has accounted for gain share fees under SOP 81-1 by including them in the TOV upon receiving the customer’s acknowledgement.

The Company allocates arrangement consideration to gain share based on fees defined in the contract for specific performance metrics. Such gain shares fees are recognized upon receiving a written acknowledgement from the customer identifying the amount of gain share earned in a specific reporting period. Please refer to reply to comment #6 for further explanation of the Company’s methodology and basis for separating the gain share fees from the integrated solution revenue caption within the Company’s statement of operations.

The Company’s yield improvement services fixed fees are not contingent upon reaching defined operational levels as all fixed fee project agreements are legally enforceable and include no contingencies.
10.	Your disclosure on page F-7 of this filing and page 9 of your Form l0-Q for the six months ended June 30, 2007 states that you have recorded unbilled accounts receivable of $7.8 and $8.4 million as of December 31, 2006 and June 30, 2007, respectively. Please clarify the nature of the unbilled accounts receivables and how you determined the receivables were collectable as of the respectively balance sheet date. In addition, clarify how you determined that the related revenue was earned prior to the time that you were able to bill for the work performed. In this respect, explain how you determined that the work performed was accepted by the customer prior to recognizing the revenue.

The Company’s unbilled receivable represents the revenue recognized on a fixed fee yield improvement services contract in excess of the amount billed to the customer, in accordance with such contract’s invoicing schedule. Customers for which the Company provides yield improvement services are large established semiconductor companies that represent a very small credit risk. As part of its accounting policies, the Company examines the financial health and ultimate credit worthiness for all customers throughout the related contract period. Historically, the Company has collected 100% of billings required under fixed fee contracts regardless of any interim level of related unbilled receivable and has incurred virtually no bad debt write-offs since its inception. Accordingly, based upon its low risk customer base and its history of collecting all engagement fees when invoiced, the Company has determined that unbilled receivables are collectable as of their respective balance sheet dates and the related revenue recognition is appropriate.

The Company does not incur costs for delivering its services with regards to its yield improvement services implementations ratably throughout the contract period, and as such, the Company relies on the cost-to-cost percentage of completion method to compute the amount of revenue that should be recognized to date pursuant to SOP 81-1, paragraph 81. Additionally, such contract agreements do not call for acceptance from the customer prior to billing for Company services.
Forms 8-K filed on February 6, 2007, April 26, 2007, and August 1, 2007
11.	We believe the non-GAAP operating statement columnar format appearing in your Forms 8-K filed on February 6, 2007, April 26, 2007, and August 1, 2007 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you, may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

The Company acknowledges the Staff’s comment, asking for a substitute for the columnar format presenting non-GAAP financial results. In the future, the Company will present only individual non-GAAP measures, with reconciliation of GAAP to non-GAAP net income. The Company intends to follow the following format, which it believes, complies with the Staff’s recommendation:
Non GAAP Results

Date
GAAP net income (loss)	$	(xxx	)
Stock compensation expense — cost of design-to-silicon-yield solutions		xxx
Stock compensation expense — research and development		xxx
Stock compensation expense — selling, general and administrative		xxx
Amortization of acquired core technology		xxx
Amortization of other acquired intangible assets		xxx
Tax impact on reversal of stock-based compensation and amortization of intangible assets		xxx

Non-GAAP net income	$	xxx

Net income (loss) per diluted share		$(0.0X	)
Non-GAAP measure of net income per diluted share		$0.XX
Shares used in computing diluted net income (loss) per share		xx,xxx
The Company believes it is helpful to investors to provide this Non-GAAP measurement of income which excludes the amortization of intangibles (which includes acquired core technology and other acquired intangible assets) and stock-based compensation because it reflects the

Company’s core business operations. The Company has considered the requirements presented in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures and supplementally advises the Staff as follows:
• The manner in which management uses the non-GAAP measure to conduct or evaluate its business:

The Company’s Non-GAAP consolidated net income measure is used by management to measure the Company’s operating results and to measure profitability and performance. The Company also uses this measure in evaluating performance for executive compensation purposes and budgeting purposes. The Non-GAAP net income measure is also an important factor used in the Company’s evaluation of potential acquisitions, and its experience is that acquisition targets that the Company approaches with proposed transactions involving the Company’s stock rely extensively on this measure.

• The economic substance behind management’s decision to use such a measure:

The Company believes the Non-GAAP net income measure, which excludes amortization of acquired intangible assets and stock based compensation, is another representative measure of financial performance and reflects the economic substance of the Company’s current business operations. Both amortization of acquired intangible assets and stock based compensation do not impact measurement of current operating performance as viewed by management and certain of the Company’s investors as neither category of expense has a current effect on the use of cash nor do they have use with regards to the generation of current or future revenues.

• The material limitations associated with use of a non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure:

While the Company’s Non-GAAP net income measure is often used as a measure of operations, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. The Company does, however, reconcile the use of its Non-GAAP net income measure with its most directly comparable GAAP financial measure whenever it uses such a measure.

• The manner in which management compensates for these limitations when using the non-GAAP financial measure:

While the Company uses the Non-GAAP net income measure as a key measure, the Company does not rely on only one measure. In discussing this Non-GAAP net income measure, the Company is disclosing a key measure that is not otherwise provided in the financial statements. In future filings, the Company will caution the reader that its Non-GAAP net income measure should not be viewed by investors as an alternative to generally accepted accounting principles, or GAAP, measures of income as a measure of performance, or to cash flows from operating, investing and financing activities as a measure of liquidity.

• The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors:

The Company believes that the Non-GAAP net income measure provides investors with a key financial performance indicator that management uses to manage and evaluate the business. Management provides this disclosure to allow investors an opportunity to see the Company as viewed by management. Additionally, the Company regularly receives requests from investors for this information.
Please do not hesitate to contact me at (650) 614-7455 with further questions or to discuss the Company’s responses set forth above.
The Company has supplementally included Appendix A for acknowledgments requested by the Staff.
Sincerely,

/s/ Lowell D. Ness
Lowell D. Ness

cc:	Keith A. Jones
Chief Financial Officer
and Vice President, Finance
PDF Solutions, Inc.